UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

INCORPORATION BY REFERENCE

The information in the Exhibit 99.1 to Company’s current report on Form 6-K (the “Report”) furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2023 is incorporated by reference into the Company’s registration statement on Form F-3, as amended, which became effective on November 23, 2022 (File no. 333-267919), and be a part thereof from the date on which the Report was furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By	:	/s/ Yingzhi (Lisa) Tang
Name	:	Yingzhi (Lisa) Tang
Title	:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: November 30, 2023

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